UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

September 9, 2010
(Date of Report)
(Date of earliest event reported)

JOHN WILEY & SONS, INC.

(Exact name of registrant as specified in its charter)

New York
(State or jurisdiction of incorporation)

0-11507

13-5593032

Commission File Number

IRS Employer Identification Number

111 River Street, Hoboken NJ

07030

Address of principal executive offices

Zip Code

Registrant's telephone number, including area code: **(201) 748-6000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
[ ] Written communications pursuant to Rule 425 under the Securities Act(17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act(17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
   (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
   (17 CFR   240.13e-4(c))

This is the first page of a 16 page document.

ITEM 7.01:   REGULATION FD DISCLOSURE

The information in this report is being furnished (i) pursuant to Regulation FD, and (ii) pursuant to item 12 Results of Operation and Financial Condition (in accordance with SEC interim guidance issued March 28, 2003). In accordance with General Instructions B.2 and B.6 of Form 8-K, the information in this report shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1934, as amended. The furnishing of the information set forth in this report is not intended to, and does not, constitute a determination or admission as to the materiality or completeness of such information.

On September 9, 2010, John Wiley & Sons Inc., a New York corporation (the "Company"), issued a press release announcing the Company's financial results for the first quarter of fiscal year 2011. A copy of the Company's press release is attached hereto as Exhibit 99.1 and incorporated.

Exhibit No.   Description

99.1   Press release dated September 9, 2010 titled "John Wiley & Sons Announces First Quarter Fiscal Year 2011 Results" (furnished and not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and not deemed incorporated by reference in any filing under the Securities Act of 1934, as amended).

Investor Contact:
Brian Campbell
Director, Investor Relations
201-748-6874
brian.campbell@wiley.com

John Wiley & Sons Announces First Quarter Fiscal Year 2011 Results

Hoboken, NJ, September 9, 2010-

- *Revenue growth of 9% currency neutral (5% on a reported basis)*
- *Revenue growth by segment, excluding FX: STMS 7%, P/T 12%, HE 12%*
- *Operating income growth of 26% currency neutral (13% reported)*
- *Excluding a $0.07 per share non-cash tax benefit, EPS grew 40% on a currency neutral basis*

			Change	
$ millions	*FY11*	*FY10*	*Excluding FX*	*Including FX*
Revenue:				
Q1	*$408*	*$388*	*9%*	*5%*
Adjusted EPS:				
Q1	*$0.65*	*$0.45*	*40%*	*44%*
EPS:				
Q1	**$0.72*	*$0.45*	*56%*	*60%*

* Includes a $0.07 per share deferred income tax benefit (see below).

For the first quarter, revenue grew 5% to $408 million, or 9% on a currency neutral basis. Strong growth in Professional/Trade (P/T) and Higher Education (HE) drove top-line results, with mid-single digit revenue growth in STMS, excluding the unfavorable impact of foreign exchange.

Operating income grew 13% to $63 million, or 26% on a currency neutral basis. Growth was driven by strong top-line results and improved gross margin due to increased digital revenue.

Earnings per share (EPS) rose 60% in the quarter to $0.72, or 56% on a currency neutral basis, reflecting increased operating income, reduced interest expense and a deferred tax benefit. In July, the UK enacted legislation to reduce corporate income tax rates by 1% to 27%, effective April 1, 2011. The Company reported a $4.2 million ($0.07 per share) non- cash deferred tax benefit from the rate reduction. The Company's effective income tax rate excluding the UK tax benefit increased

2.5% to 30.1%. Excluding the deferred tax benefit and foreign exchange, EPS increased 40% in the quarter.

Management Commentary
"We are pleased with our strong first quarter performance, as reflected in solid top-line growth and improved profitability," said William J. Pesce, President and CEO. "Our strategy of investing in 'must-have' content and enabling technology continues to yield positive results. During the past decade, technology investments have transformed our business by opening new distribution channels and revenue streams, which are enabled by innovative business models. Wiley is providing more access to more content by more people around the world than ever before in its 203-year history."

He continued, "In August, we launched Wiley Online Library to enhance discoverability, improve search, allow greater personalization, provide more services and create new revenue streams. The transition to Wiley Online Library from Wiley InterScience, which was launched 11 years ago, was achieved successfully. In all of our businesses, we are experiencing growth in sales of digital content. We recently added Google to the extensive list of eBook channel partners. Margins in our Higher Education business continue to improve with the growth of WileyPLUS, digital content sales to institutions, customized offerings and low-cost print products."

Mr. Pesce added, "We continue to implement carefully developed plans for the next generation of Wiley leadership. Effective August 1, 2010, Mark Allin succeeded Stephen Kippur as Senior Vice President, Professional/Trade. Mark joined Wiley with the acquisition of Capstone in 2000 and became Vice President and Managing Director, Wiley Asia in 2003. He has a distinguished track record in professional and educational publishing, having held senior positions at two large publishers prior to becoming co-founder of Capstone in 1996. His role as the leader of Wiley Asia provided him with valuable experience across all three Wiley businesses."

Outlook
Mr. Pesce concluded: "Based on first quarter results, market conditions and leading indicators, we reiterate our fiscal year 2011 guidance of mid-single-digit revenue growth on a currency neutral basis. Excluding the effect of foreign exchange and the UK deferred tax benefit, we continue to project EPS growth of approximately 10% from fiscal year 2010 adjusted EPS of $2.58. For comparative purposes, the full year weighted average foreign exchange rates reflected in Wiley's income statement for fiscal year 2010 were approximately 1.60 Sterling and 1.40 Euro."

Foreign Exchange
The foregoing and following references to "currency neutral basis"; "excluding foreign exchange" and "performance basis" exclude the effect of foreign exchange transactions and translations.

SCIENTIFIC, TECHNICAL, MEDICAL AND SCHOLARLY (STMS)
- *Revenue +7% on a currency neutral basis*
- *Contribution to profit +9% on a currency neutral basis*
- *Wiley Online Library launched successfully in August*
- *Major online book agreement with Saudi Arabian consortium*
- *Wiley journals receive highest recognition for influence and impact*

For the first quarter, STMS revenue was flat at $229 million, or 7% higher on a currency neutral basis. Higher journal subscription revenue and sales of rights, licenses and backfiles were offset by lower reprint and advertising revenue. As of July 31, calendar 2010 subscription billings increased 3% on a currency neutral basis, which is consistent with our expectations.

Book revenue on a currency neutral basis grew 22%, reflecting a new online book license with a consortium in Saudi Arabia and growth in other publishing income. Book revenue increased in all regions on a performance basis.

Direct contribution to profit was flat at $94 million, but up 9% on a currency neutral basis, reflecting top-line results and gross margin improvement related to eBook revenue, partially offset by increased editorial costs associated with society journals.

Wiley Online Library

Wiley Online Library, one of the world's broadest and deepest multidisciplinary collections of online resources covering life, health and physical sciences, social science and the humanities, was launched successfully in August. Built on the latest technology and designed with extensive input from scholars around the world, Wiley Online Library delivers seamless integrated access to over four million articles from 1,500 journals, 9,000 books and hundreds of reference works, laboratory protocols and databases. Key features and enhancements include:

- Revenue opportunities, including new applications and business models, online advertising, deeper market penetration and individual sales/pay-per-view
- An easy-to-use interface providing intuitive navigation and fast access to online content
- Research tools to enable the discovery of available resources and help pinpoint information
- Personalization options to keep up-to-date on the latest research with content alerts and RSS feeds and the ability to store key publications and articles for future reference
- Customizable product home pages that allow journal and society communities to highlight key features and share news and information
- Access icons that identify the content available to customers through institutional licenses, society membership and author-funded Online Open publication, as well as freely available content

Society Activity
- 13 new society journals signed
- 15 renewals/extensions
- One journal not renewed

Key New Contracts
- Eleven journals on behalf of the British Psychological Society (BPS). The BPS is the second largest psychological society in the world with approximately 50,000 members. The journals were previously self-published.
- *Acta Obstetricia et Gynecologica* on behalf of the Nordisk Förening för Obstetrikoch Gynekologi, a federation of five national societies of obstetricians and gynaecologists in Denmark, Norway, Finland, Iceland and Sweden.
- *Journal of the European Economic Association* on behalf of the European Economic Association (EEA). The EEA is the third highest profile economic society in the world, thereby strengthening Wiley's position as the world's leading publisher of society journals in this field.

Alliances

A publishing agreement was signed for a joint venture with the Society of Chemical Industry to launch a new electronic journal entitled, *Greenhouse Gases: Science and Technology*.

Digital Update
- eBook sales nearly doubled over prior year, excluding a large, one-time online book license with a consortium in Saudi Arabia.
- Online advertising sales, which is a key feature of Wiley Online Library, continued to gain traction.
- A pilot project was launched with Scivee, a leading video platform solutions provider to the STM market, to create synchronized video presentations by Wiley authors. The primary objective of this pilot is to test the impact of new media on article usage.

Journal Impact

In the first quarter, Wiley announced that two-thirds of its journals have an Impact Factor according to the recently released Thomson ISI® 2009 Journal Citation Reports, a leading evaluator of journal influence and impact. Impact Factor is a score reflecting the frequency that peer-reviewed journals are cited by researchers. Wiley has a higher percentage of its journals with an Impact Factor than any other major publisher.

- Of these ranked journals, nearly a quarter are in the top ten in one or more subject categories, while two-thirds are in the top half. Fifty-one new Wiley journals were added to the listing for 2009.

- Wiley has thirty-six #1 rankings.
  - Physical Sciences and Chemistry: four #1 rankings, including *Mass Spectrometry Reviews* for the 11th consecutive year and *Advanced Synthesis and Catalysis* for its 7th year.
  - Life Sciences: nine #1 rankings, including five newcomers and four repeats from last year - *Aging Cell, Global Ecology and Biogeography, Human Brain Mapping* and *Journal of Avian Biology*.
  - Social Sciences and Humanities: thirteen #1 rankings, including *Child Development* (#1 for the fifth consecutive year), *Econometrica, Industrial Relations* and *Journal of Computer-Mediated Communication*. Seventy-five Wiley journals are ranked in the top ten of their respective categories.
  - Health Sciences: ten #1 rankings and an additional fifty in the top ten. The journal *CA – A Cancer Journal for Clinicians*, published on behalf of The American Cancer Society, was awarded the highest Impact Factor among all medical journals.

PROFESSIONAL/TRADE (P/T)
- *Revenue +12% on a currency neutral basis*
- *Contribution to profit +33% on a currency neutral basis*
- *Strong growth in all regions*
- *eBook revenue doubled over prior year*
- *eBook channel partners include Amazon, Apple, Barnes & Noble, Borders, CourseSmart, Google and many others*

P/T revenue grew 11% to $100 million in the first quarter, or 12% on a currency neutral basis. Sales growth was strong in all regions, with the Americas up 10%, EMEA up 35% and Asia-Pacific up 14%, on a currency neutral basis.

Direct contribution to profit rose 32% to $22 million for the quarter, or 33% on a currency neutral basis. Results were driven by top line growth, product mix and higher-margin eBook sales, partially offset by increased employment costs.

Categories (currency neutral)
- *Business* advanced 13% in the quarter, with sales strong through all channels and in all regions. eBook sales were strong.
- *Consumer* declined 7% in the quarter against a strong prior year.
- *Technology* was up 31% in the quarter due to the success of books related to MS Office 2010 and the iPad, as well as global growth across the professional and certification lines.
- *Education* grew 37% in the quarter, fueled by the best seller *Teach Like a Champion* by Doug Lemov.
- *Architecture* was flat compared to prior year.
- *Psychology* grew 13% in the quarter.

eBooks

- eBook sales doubled this quarter to nearly $4 million.
- Wiley has agreements with several eBook channel partners, including Amazon (Kindle), Apple (iPad), Barnes & Noble (Nook), Borders (Kobo), CourseSmart, Google and many others.
- Approximately 2,000 eBooks are already available through the Apple iBook store. Over 9,000 Wiley books are available on Amazon's Kindle store, which can also be read on the iPad.
- In June, Wiley signed an eBook agreement with Google.

Other Digital Initiatives/Products

- *LPI Online* (Leadership Practice Inventory), a comprehensive suite of online leadership tools, including assessment instruments typically administered by human resource professionals, launched ten new feature enhancements and implemented a new, more streamlined user registration process. The number of registered users doubled quarter-over-quarter to 110,000.
- *Frommers Unlimited* launched a private-label travel section for AARP (our first delivery from the new application called Online Delivery Framework) that included 100 destination guides with custom overviews. Also launched this quarter was a new Alitalia destination guide service covering 45 of its key routes in English and Italian.

Alliances

- In June, Wiley announced a partnership with RSMeans, a division of Reed Construction Group, to become its exclusive publisher and distributor of professional reference books. In addition to managing the current reference collection, Wiley and RSMeans will launch a branded series of new reference books over the next several years, primarily targeting the commercial and residential construction markets, in both print and digital formats.

New Books

- Business and Finance: *Marketing Lessons from the Grateful Dead: What Every Business Can Learn from the Most Iconic Band in History* by David Meerman Scott and Brian Halligan; *Business Model Generation: A Handbook for Visionaries, Game-Changers and Challengers* by Alexander Osterwalder; *Valuation 5e,* a book published with McKinsey; *Little Book of Bull Moves* by Peter Schiff; and *Coherent Stress Testing* by Riccardo Rebonato.
- Consumer: *Good Stuff Cookbook* by Spike Mendelsohn, former "Food Network Top Chef" contestant; *You Can Can*, a Better Homes and Gardens book; *Dora and Diego Let's Cook*, a Nickelodeon book; and nine *Essentials For Dummies* books, including Algebra I, Pre-Algebra and Grammar.
- Technology: *iPad For Dummies* by Ed Baig and Bob LeVitus; and *MS Office For Dummies* DVD and *Office For Dummies* author profile videos.
- Psychology: *Handbook of Social Psychology eMRW*, the foremost reference that academics, researchers and graduate students rely on for current, well-researched and thorough information covering the field of social psychology.

HIGHER EDUCATION (HE)

- *Revenue +12% on currency neutral basis*
- *Contribution to profit +24% on a currency neutral basis*
- *Sales driven by strong frontlist, digital sales and increased enrollment*
- *Revenue from eBooks, digital content sold directly to institutions, binder editions and custom publishing grew by 33% and represented 21% of the global HE business during the quarter*
- *WileyPLUS billings grew 13% over prior year to $12 million, while billings outside the US increased to 18% of global WileyPLUS billings*
- *Reflecting the benefit of increased sales of digital products, gross margin improved as a percentage of revenue by 2.7 percentage points to 69.5%*

First quarter HE revenue grew 14% to $79 million, or 12% on a currency neutral basis. Strong growth occurred in every region and nearly every subject category. Contributing to the results were a strong frontlist, increased enrollment and revenue from eBooks, digital content sold directly to institutions, binder editions and custom publishing.

Direct contribution to profit improved 26% from prior year to $32 million, or 24% on a currency neutral basis. Top-line growth and improved gross margin from higher digital revenue drove the results.

Global Revenue (currency neutral)

- *Americas* grew 14% to $60 million.
- *EMEA* rose 12% to $5 million.
- *Asia-Pacific* advanced 5% to $14 million.

Sales Results by Subject (currency neutral)

- In <u>Engineering and Computer Science</u>, revenue increased 31%. Growth was driven primarily by Callister: *Materials Science 8e,* Rainer: *Intro to IS 3e*, Montgomery: *Applied Statistics 5e* and Horstmann: *Big Java 4e* and *Java for Everyone 1e.*
- <u>Science</u> revenue increased 20%. Books driving growth include Halliday: *Physics 9e,* Solomons: *Organic Chemistry 10e,* Grosvenor: *Visualizing Nutrition 1e* and Karp: *Cell and Molecular Biology 6e.*
- <u>Business and Accounting</u> revenue was flat compared to a strong quarter in the prior year. Weygandt: *Financial Accounting 7e* and *Managerial Accounting 5e,* as well as Schermerhorn: *Organizational Behaviour 11e* and Boone: *Contemporary Business 13e Update,* contributed to the results.
- <u>Social Science</u> revenue increased 18%. Key books include deBlij: Regions *14e,* Gisslen: *Cooking 7e,* Comer: *Psychology 1e* and Strahler: *Physical Geography 5e.*
- <u>Mathematics</u> revenue was up slightly. Results were driven by Hughes Hallet: *Applied Calculus 4e* and Mann: *Statistics 7e.*
- <u>Microsoft Online Academic Course (MOAC)</u> revenue increased 28%, attributable to growth in the Windows Server books.

WileyPLUS

- Global billings of WileyPLUS grew 13% to $12 million.
- Digital-only billings (not packaged with a print textbook) grew 26% to $4 million.
- Billings of WileyPLUS outside the US were $2 million, or 18% of global WileyPLUS.
- Deferred WileyPLUS revenue as of July 31 was $12 million compared with $11 million a year ago.

Note:
The Company provides income measures referred to as adjusted EPS, which, exclude certain items, Management believes the exclusion of such items provides additional information to facilitate the analysis of results. These non-GAAP measures are not intended to replace the financial results reported in accordance with GAAP.

Conference Call
Wiley will hold a conference call today, September 9 at 10:00 a.m. (EDT) to discuss its financial results for the first quarter of fiscal year 2011.

To participate in the conference call, please dial the following number approximately ten minutes prior to the 10:00 a.m. start time: **(866) 551-3680** and enter the participant code 2849236#. International callers, please dial the following number approximately ten minutes prior to the 10:00 a.m. start time: **(212) 401-6760** and enter the participant code 2849236#.

You may also listen to a live audio webcast of the call by accessing *www.wiley.com> Investor Relations> Events and Presentations*, or http://www.wiley.com/WileyCDA/Section/id-370238.html

A replay of the conference call will be available through September 16, 2010 and may be accessed by calling **(866) 551-4520** and entering pin code 265956#. Additionally, an archive of the webcast will be available at 1:30 p.m. on Thursday, September 9 at http://www.wiley.com/WileyCDA/Section/id-370238.html for a period of up to 14 days.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995
This release contains certain forward-looking statements concerning the Company's operations, performance, and financial condition. Reliance should not be placed on forward-looking statements, as actual results may differ materially from those in any forward-looking statements. Any such forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and are subject to change based on many important factors. Such factors include, but are not limited to (i) the level of investment in new technologies and products; (ii) subscriber renewal rates for the Company's journals; (iii) the financial stability and liquidity of journal subscription agents; (iv) the consolidation of book wholesalers and retail accounts; (v) the market position and financial stability of key online retailers; (vi) the seasonal nature of the Company's educational business and the impact of the used book market; (vii) worldwide economic and political

conditions; (viii) the Company's ability to protect its copyrights and other intellectual property worldwide (ix) the ability of the Company to successfully integrate acquired operations and realize expected opportunities and (x) other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances.

About Wiley

Founded in 1807, John Wiley & Sons, Inc. has been a valued source of information and understanding for more than 200 years, helping people around the world meet their needs and fulfill their aspirations. Wiley and its acquired companies have published the works of more than 400 Nobel laureates in all categories: Literature, Economics, Physiology or Medicine, Physics, Chemistry, and Peace.

Our core businesses publish scientific, technical, medical, and scholarly journals, encyclopedias, books, and online products and services; professional/trade books, subscription products, training materials, and online applications and Web sites; and educational materials for undergraduate and graduate students and lifelong learners. Wiley's global headquarters are located in Hoboken, New Jersey, with operations in the U.S., Europe, Asia, Canada, and Australia. The Company's Web site can be accessed at http://www.wiley.com. The Company is listed on the New York Stock Exchange under the symbols JWa and JWb.

JOHN WILEY & SONS, INC.
UNAUDITED SUMMARY OF OPERATIONS
FOR THE FIRST QUARTER ENDED
July 31, 2010 AND 2009
(in thousands, except per share amounts)

	First Quarter Ended July 31,		
	2010	2009	% Change
Revenue	$ 407,938	388,375	5%
Costs and Expenses			
Cost of Sales	125,269	121,536	3%
Operating and Administrative Expenses	211,028	202,113	4%
Amortization of Intangibles	8,582	9,076	-5%
Total Costs and Expenses	344,879	332,725	4%
Operating Income	63,059	55,650	13%
Operating Margin	15.5%	14.3%	
Interest Expense	(5,708)	(8,923)	-36%
Foreign Exchange Gains / (Losses)	(683)	(9,755)	-
Interest Income and Other, Net	420	145	
Income Before Taxes	57,088	37,117	54%
Provision for Income Taxes (*)	13,043	10,240	
Net Income (*)	$ 44,045	26,877	64%
Earnings Per Share- Diluted (*)	$ 0.72	0.45	60%
Average Shares - Diluted	60,905	59,123	

(*) In July, the UK enacted legislation to reduce corporate income tax rates by 1 percentage point to 27%, effective April 1, 2011. The Company reported a $4.2 million ($0.07 per share) non-cash deferred tax benefit required to record all U.K.-related deferred tax balances at the new corporate income tax rate.

JOHN WILEY & SONS, INC.
UNAUDITED SEGMENT RESULTS
FOR THE FIRST QUARTER ENDED
July 31, 2010 AND 2009
(in thousands)

	First Quarter Ended July 31,		
	2010	2009	% Change
Revenue			
Scientific, Technical, Medical and Scholarly	$ 229,399	$ 229,453	0%
Professional/Trade	99,898	89,679	11%
Higher Education	78,641	69,243	14%
Total	$ 407,938	$ 388,375	5%
Direct Contribution to Profit			
Scientific, Technical, Medical and Scholarly	$ 93,743	$ 93,905	0%
Professional/Trade	21,685	16,434	32%
Higher Education	32,301	25,621	26%
Total	$ 147,729	$ 135,960	9%
Shared Services and Administrative Costs			
Distribution	$ (27,020)	$ (27,026)	0%
Technology Services	(27,550)	(22,643)	22%
Finance	(10,018)	(10,453)	-4%
Other Administration	(20,082)	(20,188)	-1%
Total	$ (84,670)	$ (80,310)	5%
Operating Income	$ 63,059	55,650	13%

JOHN WILEY & SONS, INC.
UNAUDITED CONDENSED STATEMENTS OF FINANCIAL POSITION
(in thousands)

	July 31, 2010	July 31, 2009	April 30, 2010
Current Assets			
Cash & cash equivalents	$ 113,880	68,197	153,513
Accounts receivable	225,309	212,117	186,535
Inventories	98,593	110,558	97,857
Prepaid and other	29,522	37,099	47,809
Total Current Assets	467,304	427,971	485,714
Product Development Assets	105,371	91,898	107,755
Property, Equipment and Technology	150,987	146,484	152,684
Intangible Assets	907,885	990,631	911,550
Goodwill	618,828	636,782	615,479
Deferred Income Tax Benefits	7,177	12,531	6,736
Other Assets	36,270	34,610	36,284
Total Assets	2,293,822	2,340,907	2,316,202
Current Liabilities			
Accounts and royalties payable	167,810	150,115	158,870
Deferred revenue	215,821	228,103	275,653
Accrued employment costs	33,547	28,926	81,507
Accrued income taxes	2,799	877	2,516
Accrued pension liability	2,222	2,569	2,245
Other accrued liabilities	55,450	51,280	63,581
Current portion of long-term debt	75,625	73,125	90,000
Total Current Liabilities	553,274	534,995	674,372
Long-Term Debt	611,375	793,875	559,000
Accrued Pension Liability	121,135	77,777	119,280
Deferred Income Taxes	167,080	193,255	167,669
Other Long-Term Liabilities	72,712	93,938	73,445
Shareholders' Equity	768,246	647,067	722,436
Total Liabilities & Shareholders' Equity	$ 2,293,822	2,340,907	2,316,202

JOHN WILEY & SONS, INC.
UNAUDITED STATEMENTS OF FREE CASH FLOW
(in thousands)

		Three Months Ended July 31,	
		2010	2009
Operating Activities:			
Net income	$	44,045	26,877
Amortization of intangibles		8,582	9,076
Amortization of composition costs		11,648	11,176
Depreciation of property, equipment and technology		10,996	9,738
Stock-based compensation		3,938	2,739
Excess tax benefits from stock-based compensation		(464)	(102)
Foreign exchange transaction losses		683	9,755
Pension expense, net of contributions		3,947	(14,550)
Non-cash charges and other		26,028	21,849
Change in deferred revenue		(57,695)	(41,609)
Net change in operating assets and liabilities, excluding acquisitions		(44,563)	(44,538)
Cash Provided by (Used for) Operating Activities		7,145	(9,589)
Investments in organic growth:			
Additions to product development assets		(35,218)	(33,378)
Additions to property, equipment and technology		(9,477)	(8,889)
Free Cash Flow		(37,550)	(51,856)
Other Investing and Financing Activities:			
Acquisitions, net of cash		(2,402)	(3,695)
Repayment of long-term debt		(76,900)	(249,300)
Borrowings of long-term debt		114,900	293,900
Change in book overdrafts		(27,858)	(18,616)
Cash dividends		(9,602)	(8,193)
Proceeds from exercise of stock options and other		2,733	347
Excess tax benefits from stock-based compensation		464	102
Cash Provided by Investing and Financing Activities		1,335	14,545
Effects of Exchange Rate Changes on Cash		(3,418)	2,680
Decrease in Cash and Cash Equivalents for Period	$	(39,633)	(34,631)

RECONCILIATION TO GAAP PRESENTATION

Investing Activities:			
Additions to product development assets	$	(35,218)	(33,378)
Additions to property, equipment and technology		(9,477)	(8,889)
Acquisitions, net of cash		(2,402)	(3,695)
Cash Used for Investing Activities	$	(47,097)	(45,962)
Financing Activities:			
Cash Provided by Investing and Financing Activities	$	1,335	14,545
Less:			
Acquisitions, net of cash		(2,402)	(3,695)
Cash Provided by Financing Activities	$	3,737	18,240

Note: The Company's management evaluates performance using free cash flow. The Company believes free cash flow provides a meaningful and comparable measure of performance. Since free cash flow is not a measure calculated in accordance with GAAP, it should not be considered as a substitute for other GAAP measures, including cash used for investing activities and financing activities, as an indicator of performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized


JOHN WILEY & SONS, INC.
Registrant

By   /s/ William J. Pesce
       William J. Pesce
       President and Chief Executive Officer

By   /s/ Ellis E. Cousens
       Ellis E. Cousens
       Executive Vice President and
       Chief Financial & Operations Officer

Dated: September 9, 2010
